United States securities and exchange commission logo





                             December 17, 2021

       James Doris
       Chief Executive Officer
       Viking Energy Group, Inc.
       15915 Kary Freeway, Suite 450
       Houston, TX 77094

                                                        Re: Viking Energy
Group, Inc.
                                                            Form 10-K for the
Fiscal Year ended December 31, 2020
                                                            File No. 000-29219
                                                            Filed March 25,
2021

       Dear Mr. Doris:

              We have reviewed your November 24, 2021 and December 13, 2021 responses to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       Novmber 5, 2021 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2020

       Executive Compensation, page 34

   1. We note that the amounts you have reported as executive compensation for Mr. Doris from 2014 through 2020
is limited to warrants issued during 2017, which were valued at
                                                        $3 million, and a
repricing of warrants during 2020, which was valued at $11,027.

                                                        Please clarify whether
disclosures within the corresponding sections of your periodic filings covering these
periods is complete and accurate for each person with the exception of having not listed
the value of modifications to the Series C preferred stock,
                                                        encompassing changes to
both the voting and conversion provisions; and advise us of any further details that
would be necessary to fully comply with Item 402 of Regulation S-K.
 James Doris
FirstName LastNameJames
Viking Energy  Group, Inc. Doris
Comapany17,
December  NameViking
              2021      Energy Group, Inc.
December
Page 2    17, 2021 Page 2
FirstName LastName
         Please expand your disclosures to include all of the information required by Item
         402(m)(1), (n)(2) and (o)(1) and (2) of Regulation S-K, including the value of the modifications to the Series C preferred stock, and any material factors necessary to an understanding of the information disclosed in the Table.
Financial Statements
Note 4 - Oil and Gas Properties, page F-17

2. We understand from your response to prior comment one that you will amend the Form 8-
         Ks that were filed to report material dispositions of oil and gas properties on October 12,
         2021 and October 18, 2021, to include pro forma reserve information and a substantive discussion of the rationale and precipitating events for each disposition.

         Given that your historical financial statements reflect errors in the accounting for the your
         Series C preferred stock modifications, as acknowledged in your response to prior comment three, please also correct the pro forma financial statements that currently reflect these errors when filing amendments to these current reports. Financial Statements
Note 6 - Equity, page F-19

3. We note your response to prior comment two clarifying that the voting and conversion rights associated with the Series C preferred stock were reduced from 37,500 per share to
         4,167 per share as a result of the 1:9 reverse stock split that occurred on January 5, 2021.
         Please correct the related disclosures when filing your amendments.

         With regard to the rationale expressed for the Series C preferred stock modifications, stating that you "deemed it important for Mr. Doris to have a significant number of votes to avoid obstacles or delays" in executing business strategy, also "in anticipation of potential increases" in share capital or issuances of common stock, to "facilitate" the merger with Camber Energy, and to "address business matters related to an equity transaction" with Camber Energy, please further clarify how the incremental rights granted to Mr. Doris secured the interests of Viking Energy in each instance.

         Please describe any entitlement or reciprocal basis for the value conveyed with the modifications to the conversion rights, as would ordinarily determine the nature and extent of grants, modifications or incremental rights to securities and, with regard to the rationale expressed for increasing the conversion rights, stating "...in case for any reason there could not be a full combination of Camber and Viking in the future (e.g., if shareholders decided to vote against a full combination)," describe the utility of the incremental conversion rights under this scenario, and the implications for common shareholders.
4. We note your response to prior comment three explaining that an independent valuation firm has estimated the fair value of the Series C preferred stock based on your August 31,
         2020 modification, which granted conversion rights to 15,294,533 (post-split) common
 James Doris
FirstName LastNameJames
Viking Energy  Group, Inc. Doris
Comapany17,
December  NameViking
              2021      Energy Group, Inc.
December
Page 3    17, 2021 Page 3
FirstName LastName
         shares, at $14.5 million. However, you indicate that you would be valuing the December
         24, 2020 modification, which granted conversion rights to an incremental 101,755,467
         (post-split) common shares, at just $5.5 million.

         We see that your valuation of the earlier modification is equal to the number of issuable common shares multiplied by the modification date quoted market price of $0.9513, while your valuation of the later modification exhibits no correlation with the modification date quoted market price of $1.3293. You would ordinarily need to apply a consistent and reliable methodology in making fair value measurements, as indicated in FASB ASC 718-
         10-55-27 and 820-10-35-25. Given that the number of issuable shares resulting from the modifications is materially significant in relation to the number of outstanding common shares at both modification dates, it appears that you should also address in your valuations and disclosures the dilutive effect to your common shareholders.

         For example, the dilutive effect of granting conversion rights to 117,050,000 (post split)
         common shares appears to be about 82% just prior to the sale of common shares to
         Camber Energy and about 69% as of year-end. Based on an approximate market capitalization of $68.4 million on the modification date, the potential dilution to common shareholders appears to represent $47.5 million of that value on an as-converted basis.

         Unless you are able to show how your valuation methodology has been consistently applied and yields appropriate estimations of fair value, we expect that you will need to revise your computations to address the observations outlined above. Please describe for us your valuation methodology and all material assumptions.
5.       We note that exhibits to the December 8, 2017, September 5, 2019,
September 3,
         2020, and December 28, 2020 current reports on Form 8-K, each include the Certificate of
         Amendment to Designation that you filed with the State of Nevada for the modifications made to the Series C preferred stock voting and conversion provisions, and that in each case you indicated that the amendments were approved by the vote of stockholders holding shares in the corporation entitling them to exercise a majority of the voting power, or such greater proportion of the voting power as may be required by the articles of incorporation or the certificate of designation.

         Tell us why you have not filed either a proxy or information statement pursuant to Rules
         14a-3 and 14c-3 of Regulations 14A and 14C, as applicable, for each of the actions referenced above. Please describe for us the particular manner by which you obtained and determined that you had sufficient votes to make the changes reflected in each amendment, including the dates of notification, solicitation, and record, and quantification of outstanding shares and shares cast in favor of the changes proposed.
 James Doris
Viking Energy Group, Inc.
December 17, 2021
Page 4

      You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller,
Branch Chief, at (202) 551-3686 if you have questions.



FirstName LastNameJames Doris                            Sincerely,
Comapany NameViking Energy Group, Inc.
                                                         Division of
Corporation Finance
December 17, 2021 Page 4                                 Office of Energy &
Transportation
FirstName LastName